Via EDGAR

June 8, 2021

Attention:	Cara Wirth Dietrich King

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	JAWS Hurricane Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed June 3, 2021 File No. 333-253541

Ladies and Gentlemen:

Set forth below is the response of JAWS Hurricane Acquisition Corp. (referred to herein as “we” or the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2021 with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-1.

Concurrent with the submission of this letter, we are submitting Amendment No. 5 to Registration Statement on Form S-1 (the “Fifth Amended Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Fifth Amended Registration Statement unless otherwise specified.

S-1/A

Description of Securities
Exclusive Forum for Certain Law Suits, page 136

1.	We note your risk factor on page 66 states that your Amended and Restated Articles of Incorporation will provide concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for any claims arising under the Securities Act. However, your Description of Securities and Article Twelve of your Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, states that your exclusive forum provision will not apply to claims arising under the Securities Act. Please revise to reconcile this inconsistency.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 136, and Article Twelve of the Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,

JAWS HURRICANE ACQUISITION CORP.

By: /s/ Matthew Walters
Name: Matthew Walters
Title: Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)

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